UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

MamaMancini’s Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
56146T103
(CUSIP Number)
March 18, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑  Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	56146T103

1	Names of reporting persons
Alta Fox Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Texas
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,785,382 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,785,382 (1)
9	Aggregate amount beneficially owned by each reporting person
1,785,382 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
5.58% (2)
12	Type of reporting person (see instructions)
OO

(1)

Consists of 1,785,382 shares of common stock of the Issuer, par value $0.00001 per share (“Common Stock”), directly held by Alta Fox Opportunities Fund, LP as of March 30, 2020. Alta Fox Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.

(2)

Based on 31,991,241 shares of Common Stock outstanding as of December 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 9, 2019.

Page 2 of 13 Pages

SCHEDULE 13G

CUSIP No.	56146T103

1	Names of reporting persons
Alta Fox Opportunities Fund, LP
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,785,382 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,785,382 (1)
9	Aggregate amount beneficially owned by each reporting person
1,785,382 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
5.58% (2)
12	Type of reporting person (see instructions)
PN

(1)	Consists of 1,785,382 shares of common stock of the Issuer, par value $0.00001 per share (“Common Stock”), directly held by Alta Fox Opportunities Fund, LP as of March 30, 2020.
(2)

Based on 31,991,241 shares of Common Stock outstanding as of December 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 9, 2019.

Page 3 of 13 Pages

SCHEDULE 13G

CUSIP No.	56146T103

1	Names of reporting persons
Alta Fox GenPar, LP
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,785,382 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,785,382 (1)
9	Aggregate amount beneficially owned by each reporting person
1,785,382 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
5.58% (2)
12	Type of reporting person (see instructions)
PN

(1)

Consists of 1,785,382 shares of common stock of the Issuer, par value $0.00001 per share (“Common Stock”), directly held by Alta Fox Opportunities Fund, LP as of March 30, 2020. Alta Fox GenPar, LP serves as general partner of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.

(2)

Based on 31,991,241 shares of Common Stock outstanding as of December 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 9, 2019.

Page 4 of 13 Pages

SCHEDULE 13G

CUSIP No.	56146T103

1	Names of reporting persons
Alta Fox Equity, LLC
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,785,382 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,785,382 (1)
9	Aggregate amount beneficially owned by each reporting person
1,785,382 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
5.58% (2)
12	Type of reporting person (see instructions)
OO

(1)

Consists of 1,785,382 shares of common stock of the Issuer, par value $0.00001 per share (“Common Stock”), directly held by Alta Fox Opportunities Fund, LP as of March 30, 2020. Alta Fox Equity, LLC serves as the general partner of Alta Fox GenPar, LP, which serves as general partner of Alta Fox Opportunities Fund, LP, and Alta Fox Equity, LLC may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.

(2)

Based on 31,991,241 shares of Common Stock outstanding as of December 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 9, 2019.

Page 5 of 13 Pages

SCHEDULE 13G

CUSIP No.	56146T103

1	Names of reporting persons
Connor Haley
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	SEC use only

4	Citizenship or place of organization
Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
1,785,382 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
1,785,382 (1)
9	Aggregate amount beneficially owned by each reporting person
1,785,382 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
5.58% (2)
12	Type of reporting person (see instructions)
IN

(1)

Consists of 1,785,382 shares of common stock of the Issuer, par value $0.00001 per share (“Common Stock”), directly held by Alta Fox Opportunities Fund, LP as of March 30, 2020. Alta Fox Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of Alta Fox Opportunities Fund, LP. Mr. Haley is the Manager of Alta Fox Capital Management, LLC and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.

(2)

Based on 31,991,241 shares of Common Stock outstanding as of December 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 9, 2019.

Page 6 of 13 Pages

Item 1(a)	Name of Issuer:

MamaMancini’s Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

25 Branca Road

East Rutherford, New Jersey 07073

Item 2(a)	Name of Person Filing:

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i)	Alta Fox Capital Management, LLC;

ii)	Alta Fox Opportunities Fund, LP;

iii)	Alta Fox GenPar, LP;

iv)	Alta Fox Equity, LLC; and

v)	Connor Haley.

This Schedule relates to shares of common stock of the Issuer, par value $0.00001 per share (“Common Stock”), directly held by Alta Fox Opportunities Fund, LP. Alta Fox GenPar, LP serves as general partner of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.  Alta Fox Equity, LLC serves as the general partner of Alta Fox GenPar, LP, which serves as general partner of Alta Fox Opportunities Fund, LP, and Alta Fox Equity, LLC may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Alta Fox Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Mr. Haley is the Manager of Alta Fox Capital Management, LLC and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 640 Taylor Street, Ste. 2522, Fort Worth, Texas 76102.

Item 2(c)	Citizenship:

i)	Alta Fox Capital Management, LLC is a Texas limited liability company;

Page 7 of 13 Pages

ii)	Alta Fox Opportunities Fund, LP is a Delaware limited partnership;

iii)	Alta Fox GenPar, LP is a Delaware limited partnership;

iv)	Alta Fox Equity, LLC is a Delaware limited liability company; and

v)	Connor Haley is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.00001 par value per share.

Item 2(e)	CUSIP Number:

56146T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 8 of 13 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of March 30, 2020, each of the Reporting Persons may be deemed to be the beneficial owner of 1,785,382 shares of Common Stock.

(b)	Percent of class:

As of March 30, 2020, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.58% of the shares of Common Stock outstanding, based on 31,991,241 shares of Common Stock outstanding as of December 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on December 9, 2019.

(c)	Number of shares as to which such person has:

As of March 30, 2020, for each of the Reporting Persons:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,785,382 (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,785,382 (1)

(1) Consists of 1,785,382 shares of Common Stock directly held by Alta Fox Opportunities Fund, LP as of March 30, 2020.  Alta Fox GenPar, LP serves as general partner of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.  Alta Fox Equity, LLC serves as the general partner of Alta Fox GenPar, LP, which serves as general partner of Alta Fox Opportunities Fund, LP, and Alta Fox Equity, LLC may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Alta Fox Capital Management, LLC acts as an investment adviser to, and manages investment and trading accounts of Alta Fox Opportunities Fund, LP and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP. Mr. Haley is the Manager of Alta Fox Capital Management, LLC and may be deemed to indirectly beneficially own securities held by Alta Fox Opportunities Fund, LP.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Page 9 of 13 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2020

ALTA FOX CAPITAL MANAGEMENT, LLC

/s/ Connor Haley
Manager

ALTA FOX OPPORTUNITIES FUND, LP

/s/ Connor Haley
Manager of Alta Fox Capital Management, LLC, the Investment Manager of Alta Fox Opportunities Fund, LP

ALTA FOX GENPAR, LP

/s/ Connor Haley
Manager of Alta Fox Equity, LLC, the General Partner of Alta Fox GenPar, LP

ALTA FOX EQUITY, LLC

/s/ Connor Haley
Manager CONNOR HALEY /s/ Connor Haley

Page 11 of 13 Pages

EXHBIT INDEX

Exhibit	Page No.
A. Joint Filing Agreement	13

Page 12 of 13 Pages